Tocagen Inc.

4445 Eastgate Mall, Suite 200

San Diego, CA 92121

(858) 412-8400

May 12, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Julie Sherman Brian Cascio Courtney Lindsay Irene Paik

Re:	Request for Effectiveness for Tocagen Inc.
Registration Statement on Form S-4 (File No. 333-237371)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tocagen Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on May 13, 2020, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Karen Deschaine of Cooley LLP of such effectiveness by telephone at (858) 550-6088.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Deschaine at the telephone number above.

Very truly yours,
Tocagen Inc.
By:	/s/ Mark Foletta
	Name:	Mark Foletta
	Title:	Chief Financial Officer

cc: Karen Deschaine, Cooley LLP